January 14, 2010

To:	Kevin Vaughn
Accounting Branch Chief

To:	Lynn Dicker
Reviewing Accountant

To:	Tara Harkins
Staff Accountant
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	TomoTherapy Incorporated (the “Company”)
Amendment No. 3 to Form 10-K for the Year Ended December 31, 2008
File No. 001-33452
Dear Mr. Vaughn and Mss. Dicker and Harkins:
In connection with your letter dated November 16, 2009 with comments on our Amendment No. 2 to Form 10-K for the year ended December 31, 2008 and our Form 10-Q for the quarter ended September 30, 2009, we have filed Amendment No. 3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Amendment”). The Amendment includes the entire report with revised certifications and provides management’s conclusion as to the effectiveness of our internal control over financial reporting as of December 31, 2008.
In addition, we have incorporated certain responses to your comments into the Amendment, as previously communicated to you in our correspondence filing dated December 1, 2009 (our “Response Letter”). Your comments and our responses, along with a corresponding page reference to the Amendment, are set forth below to expedite your review.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6
Contractual Obligations and Commitments, page 18
Comment:
1.	We note within this table that you present minimum purchase agreements totaling $6.9 million whereby payments are due in less than one year and within one-to-three years. In order to enhance an investor’s understanding, please tell us and revise your future filings to explain the nature and terms of these minimum purchase arrangements in order to understand the timing and amount of your specified contractual obligations. Refer to the guidance in Item 303(A)(5) of Regulation S-K.
Response:
The Company advises the Staff that we added a footnote at the bottom of the contractual obligations table to explain the nature and terms of the minimum purchase agreement; please refer to page 52 in the Amendment.
Item 8. Financial Statements and Supplementary Data, page 27
Consolidated Statements of Operations, page 30
Comment:
2.	We note from page 11 that service and other revenue accounted for 14% of total revenues. In future filings, revise to comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting revenues from sales of products, revenues from services, cost of sales and cost of services on the face of the consolidated statements of operations.
Response:
The Company advises the Staff that it will include this information in future filings.
Note B. Summary of Significant Accounting Policies, page 33
Revenue Recognition, page 37
Comment:
3.	We note that you present deferred revenue and customer deposits within your consolidated balance sheet. Given the significance of these balances, please revise future filings to clearly describe how you present related deferred costs of revenues in your consolidated balance sheets. If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, please revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise these net amounts presented within your balance sheet.

Response:
The Company advises the Staff that we added new disclosure in Note B — Summary of Significant Accounting Policies to describe Deferred Revenue and how we present related deferred costs of revenue on our Consolidated Balance Sheet; please refer to page 74 in the Amendment.
Net Income (Loss) Per Share of Common Stock, page 40
Comment:
4.	We note on pages 41 — 42 that you present pro forma net income (loss) per share information for the years ended December 31, 2007 and 2006 assuming the conversion of your preferred stock at the beginning of each period presented, contingent common shares, outstanding stock options and warrants. Please revise your future filings to present and disclose only U.S. GAAP measures within your financial statements or notes to the financial statements. Refer to the guidance in Item 10(e)(1)(ii)(c) of Regulation S-K.
Response:
The Company advises the Staff that we deleted this information from the Amendment.
Segment Information, page 42
Comment:
5.	Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 280-10-50-41 of the FASB Accounting Standards Codification.
Response:
The Company advises the Staff that we revised Note B — Summary of Significant Accounting Policies “Segment Information” to disclose the basis for attributing revenues from external customers to individual countries; please refer to page 77 in the Amendment.
Note C. Restatements and Revisions, page 43
Comment:
6.	We note your disclosures on pages 43 — 44 related to your restatement for your accounting for income taxes of your financial statements as of and for the year ended December 31, 2008. Please explain to us in more detail the nature of each error and please separately quantify the impact of each individual error upon your consolidated financial statements as of and for the year ended December 31, 2008. Revise future filings as necessary. Refer to the guidance in 740-10 and 250-10-50 of the FASB Accounting Standards Codification.

Response:
The Company advises the Staff that we added information to Note C — Restatements and Revisions to provide more detail on the nature of each error/adjustment and its quantitative impact on the financial statements as of and for the year ended December 31, 2008; please refer to page 79 in the Amendment.
Comment:
7.	We further note that you revised your consolidated balance sheet and consolidated statement of cash flows as of and for the year ended December 31, 2007 to net the liability for unrecognized tax benefits as of December 31, 2007 against the carrying amount of related deferred tax asset credit carryforwards and to increase additional-paid-in-capital and deferred tax assets for realization of additional tax benefits related to excess stock option deductions rather than the utilization of net operating losses. Please explain to us why you have changed your presentation of these line-items within your 2007 financial statements. Within your discussion, please discuss why you labeled these financial statements “as revised” versus “as restated”. Cite the accounting literature relied upon and how you applied the literature to your situation.
Response:
Please note that we did not incorporate our response to this comment into the Amendment.
Note F. Commitments and Contingencies, page 48
Comment:
8.	We note your disclosure here and within your September 30, 2009 Form 10-Q that you have estimated that your potential loss will not exceed your insurance deductible of $.5 million as of December 31, 2008 and June 30, 2009 related to the two complaints filed in the U.S. District Court for the Western District of Wisconsin against the company and its officers. It is unclear from your disclosure if you make your loss contingency assessments on a net basis or gross basis, before consideration of any possible insurance claims. Please tell us and revise your note in future filings to clearly explain how you evaluate your contingencies under the guidance in 450-20 of the FASB Accounting Standards Codification.
Response:
The Company advises the Staff that it will include this information in future filings.

Report of Independent Registered Public Accounting Firm, page 57
Comment:
9.	We note your independent auditor expressed an adverse opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and dual-dated its audit opinion as of March 12, 2009 (except for the material weakness discussed in paragraph three of the report of management on internal control over financial reporting as to which date is May 12, 2009). Please have your auditor explain to us why it dual-dated its audit opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and why the audit opinion is appropriately dated and accurate. Within its discussion, please have your auditor explain to us why it referenced paragraph three of management’s report on your internal controls over financial reporting since your auditor did not opine upon management’s report on internal controls over financial reporting.
Response:
The Company advises the Staff that Grant Thornton LLP (“Grant Thornton”), the Company’s independent auditor for the fiscal year ended December 31, 2008, has furnished an explanation regarding why Grant Thornton dual-dated its audit opinion and why Grant Thornton referenced paragraph three of management’s report on internal controls over financial reporting, as previously communicated to you in our Response Letter. Please note that we did not incorporate our response to this comment into the Amendment.
Item 9A. Controls and Procedures, page 59
Comment:
10.	We note that your management concluded that you did not maintain effective controls over the accounting for income taxes as of December 31, 2008, but you have not addressed the effectiveness of your internal controls over financial reporting overall. Please note that Item 308(a)(3) of Regulation S-K requires you to file an annual report by management on internal control over financial reporting that includes a clear and definite statement as to whether internal control over financial reporting was or was not effective at the end of the fiscal year. Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008.
Response:
The Company advises the Staff that we expanded the disclosure in Item 9A. Controls and Procedures “Report of management on internal control over financial reporting” to provide management’s conclusion as to the effectiveness of our internal control over financial reporting as of December 31, 2008; please refer to page 92 in the Amendment. In addition, the Company included a statement in the Explanatory Note at the beginning of the Amendment that describes the purpose of revising our report on internal control over financial reporting and clarifies that our disclosure controls and procedures were not effective as of December 31, 2008; please refer to page 2 in the Amendment.

Exhibit 32.2
Comment:
11.	We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the year ended December 31, 2007 rather than December 31, 2008. Please amend this filing to include currently signed and dated certifications that reference the appropriate periods. The amendment should include the entire filing with the revised certifications.
Response:
The Company advises the Staff that we have amended our entire Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which includes currently signed and dated certifications for the year ended December 31, 2008; please refer to Exhibits 32.1 and 32.2 to the Amendment.
Form 10-Q for the Quarter Ended September 30, 2009
Notes to the Condensed Consolidated Financial Statements, page 7
Note F. Commitment and Contingencies, page 13
Comment:
12.	We note from your Forms 8-K Dated January 13, 2009, April 10, 2009 and April 24, 2009 that subsequent to December 31, 2008 you entered into supply agreements with Siemens AG Healthcare Sector and e2v, Inc. Please tell us and revise your notes in future filings to your financial statements to explain the nature and terms of these agreements including any minimum purchase obligations, if material.
Response:
As previously communicated to you in our Response Letter, the Company does not consider the non-exclusive manufacturing and supply agreements with Siemens AG Healthcare Sector and e2v, Inc. to be unconditional purchase obligations. Therefore, we did not incorporate our response to this comment into the Amendment and do not intend to disclose these items in the Commitments and Contingencies footnote in future filings.

Item 4. Controls and Procedures, page 29
Comment:
13.	We note your disclosures on page 30 related to the remediation of your material weaknesses for your tax accounting. You specifically state that you “continue to implement additional controls to address the remaining income tax accounting control deficiencies.” Please tell us and revise your future filings to clearly disclose in more detail the changes in your internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Specifically, please explain in more detail the additional internal controls that you have implemented to address the tax accounting deficiencies. Refer to the guidance in 308(c) of Regulation S-K.
Response:
The Company advises the Staff that it will include this information in the Controls and Procedures — “Changes in internal control over financial reporting” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which will discuss management’s remediation initiatives to address the current material weaknesses in accounting for income taxes.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (608) 824-3032 if you have any questions or comments in connection with any of the foregoing responses. Facsimile transmissions may be sent to me at (608) 830-3913.

Very truly yours,
/s/ Thomas E. Powell
Chief Financial Officer and Treasurer
TomoTherapy Incorporated